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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08033304

SEC FILE NUMBER
8-01865

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ingalls & Snyder, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York (City) New York (State) 10006-2802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Oberst (212) 269-7812
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name)*

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Oberst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Ingalls & Snyder, LLC, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer

Title

Signature

Managing Director

Title

Notary Public

LARAINE SABATINO-LUGO
Notary Public, State of New York
No. 31-4669344
Qualified in New York County
Commission Expires Feb. 28, 20 11

This re[redacted]ntains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) [redacted]nt of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

INGALLS & SNYDER, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Ingalls & Snyder, LLC

We have audited the accompanying statement of financial condition of Ingalls & Snyder, LLC (the "Company") as of September 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Ingalls & Snyder, LLC as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
November 20, 2008

INGALLS & SNYDER, LLC

Statement of Financial Condition
September 30, 2008

ASSETS	
Cash and cash equivalents	$ 12,105,000
Cash segregated under federal and other regulations	5,000
Deposits with clearing organizations	2,512,000
Receivable from brokers and dealers	12,982,000
Receivable from customers	17,089,000
Receivable from noncustomers	2,425,000
Marketable securities owned, at market value	3,883,000
Non-marketable securities owned, at estimated fair value	1,466,000
Membership in exchanges:	
Owned, at cost (market value $309,000)	236,000
Property and equipment (net of accumulated depreciation of $3,451,000)	735,000
Fees receivable	3,660,000
Other assets	250,000
	$ 57,348,000
LIABILITIES	
Short-term bank loans	$ 15,000
Payable to brokers and dealers and clearing organizations	774,000
Payable to customers	11,875,000
Payable to noncustomers	4,928,000
Securities sold, not yet purchased, at market value	5,111,000
Accounts payable, accrued expenses and other liabilities	7,426,000
	30,129,000
Commitments and contingencies	
MEMBERS' CAPITAL	27,219,000
	$ 57,348,000

See notes to statement of financial condition

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Ingalls & Snyder, LLC (the "Company") is a clearing broker/dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company's business comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

Proprietary securities transactions are recorded on the trade date, as if they had settled. Customer and noncustomer securities transactions are reported on a settlement-date basis, with related commission income and expenses.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management.

[2] Securities lending:

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis with additional collateral deposited or refunded as necessary.

[3] Exchange memberships:

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

[4] Income taxes:

As a limited liability company, the Company is not subject to federal and state income taxes. However, the Company is subject to New York City Unincorporated Business Tax. Each member's distributive share of the Company's net income or loss is reported by each member in their individual income tax returns.

[5] Cash equivalents:

The Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents.

[6] Property and equipment:

Property and equipment are stated at cost. Depreciation is provided by both the straight-line and accelerated methods over estimated useful lives of 3 to 7 years. Leasehold improvements are amortized by the straight-line method over the term of the related lease.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[8] New accounting pronouncements:

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 requires the use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). SFAS 157 is effective for the Company's financial statements issued for the fiscal year beginning October 1, 2008. Adoption of SFAS 157 is not expected to have a material impact on the Company's financial statements.

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), was issued. On November 4, 2008, the FASB issued a proposed FASB staff position that provides that FIN 48 would be effective for nonpublic entities for fiscal years beginning after December 15, 2008. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the Managing Member to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position.

FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' capital as of the beginning of the year of adoption. The Managing Member does not expect that adoption of FIN 48 will result in a material impact on the Company's members' capital. However the Managing Member's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the FASB and ongoing analyses of tax laws, regulations and related interpretations.

NOTE C - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $5,000 has been segregated in special reserve bank accounts for the exclusive benefit of customers, pursuant to rule 15c3-3 of the Securities and Exchange Commission.

NOTE D - RELATED PARTY TRANSACTIONS

Receivable from and payable to noncustomers represent amounts receivable from or payable to the managing members of the Company.

INGALLS & SNYDER, LLC

Notes to Statement of Financial Condition
September 30, 2008

NOTE E - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2008 consist of the following:

	Receivable	Payable
Deposits for stocks borrowed	$ 4,443,000	
Securities failed-to-deliver/receive	993,000	$ 773,000
Receivable from clearing organizations	6,382,000	
Due from/to brokers	1,164,000	1,000
	$ 12,982,000	$ 774,000

Receivable from clearing organizations includes payables of approximately $357,000.

NOTE F - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND NONCUSTOMERS

Receivables from and payable to customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables.

NOTE G - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, not yet Purchased
Corporate bonds, debentures and notes	$ 3,873,000	$ 5,111,000
Stocks and warrants	10,000	
	$ 3,883,000	$ 5,111,000

Securities with a fair value of $1,466,000 include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At September 30, 2008, the Company owned 26,200 shares of NYSE Euronext common stock resulting from the conversion of its membership in the New York Stock Exchange. The shares were subject to a lock-up period ending March 7, 2009 during which the shares may not be directly or indirectly assigned, sold, transferred, pledged, hypothecated or otherwise subject to disposition. At September 30, 2008, the NYSE Euronext common shares had a fair value of $1,026,000.

Effective October 1, 2008, the transfer restriction on the NYSE Euronext shares was lifted by the issuer and the Company sold the shares on October 7, 2008 for $1,013,000.

On October 1, 2008, the Company received 8,178 NYSE Euronext shares in exchange for its American Stock Exchange ("AMEX") seat due to the NYSE Euronext acquisition of the AMEX which it subsequently sold on October 7, 2008 for $310,000. The Company may receive additional amounts if and when the NYSE Euronext sells the former AMEX headquarters building.

NOTE H - BANK LOANS

Customer loans of $10,000 are collateralized by $13,345,000 of customers' margin account securities, and noncustomer loans of $5,000 are collateralized by $14,955,000 of securities owned by the noncustomers.

NOTE I - FINANCIAL INSTRUMENTS

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales") and the writing of option contracts.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses, which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material effect upon the Company's statement of financial condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of secured bank loans. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At September 30, 2008, the market value of customer securities pledged under these secured financing transactions was in excess of amounts due.

NOTE J - PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2008 consist of the following:

Furniture and fixtures	$ 342,000
Equipment	1,760,000
Computer software	998,000
Leasehold improvements	1,086,000
	4,186,000
Less accumulated depreciation and amortization	3,451,000
Property and equipment, net	$ 735,000

NOTE K - EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all eligible employees. Participant contributions to the plan are voluntary and are subject to limitations. The Company may also make discretionary contributions to the plan. During the year ended September 30, 2008, the Company made $378,000 in discretionary contributions.

NOTE L - COMMITMENTS AND CONTINGENCIES

[1] Commitments:

The Company is obligated under operating leases for office space expiring through April 30, 2014. One of the leases has an option for an earlier cancellation date, with a cancellation fee of approximately $1,000,000. Certain agreements are subject to periodic escalation provisions for real estate taxes and other charges. The minimum annual rental commitments under these leases are as follows:

Year Ending September 30,	
2009	$ 485,000
2010	644,000
2011	642,000
2012	643,000
2013	652,000
Thereafter	386,000
	$ 3,452,000

[2] Contingencies:

The Company has issued letters of credit guaranteeing the margin requirement at Options Clearing Corporation. The letters of credit amounted to $3,600,000 for customer requirements which were secured by customers' securities. At September 30, 2008, the margin requirement for customers was $0.

NOTE M - CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities whose counterparties consist of registered brokers or dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

NOTE N - NET CAPITAL REQUIREMENTS

The Company is subject to the alternative net capital rule of the New York Stock Exchange, Inc. At September 30, 2008, the Company had net capital of approximately $23,052,000 and its required minimum net capital was $1,000,000, as an executing broker under prime broker regulations.

END